 Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Announces Appointment of New Director

SHANGHAI, China, September 18, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that its board of directors has appointed Ms. Jenny Hseau-Jean Wang as a Director of the Company, effective September 13, 2017.  Ms. Wang was also appointed as chair of the Audit Committee and will serve on the Compensation Committee and Corporate Governance and Nominating Committee of the Company.  According to the Company’s Articles of Association, Ms. Wang will hold office until the Company’s next annual general meeting and will be eligible for re-election at such meeting.

Ms. Wang has over 30 years of experience in executive management, finance and business strategy for the Asia Pacific operations of several high-profile multinational organizations. From 2012 to 2013, Ms. Wang served as Senior Vice President for TE Connectivity (formerly Tyco Electronics) where she led China operations with a focus on growth through good corporate governance and strategic positioning. From 2005 to 2012, Ms. Wang led the growth of Goodyear Tire and Rubber Company in Asia, most recently in the role of Vice President, Investment and Business Development, Asia Pacific. From 2004 to 2005, she served as CFO and Vice President of Semiconductor Manufacturing International Company (SMIC), one of the world’s largest semiconductor foundries. From 1993 to 2003, she served in various executive and finance positions for Motorola’s Asia operations. Prior to that, she served as a Tax Manager at Arthur Andersen in the U.S. Ms. Wang is currently focused on community service in youth development and family and business financial planning in China. Ms. Wang has a Bachelor’s degree in Business from Taiwan Providence University, a Master of Science in Accounting from the University of Houston and is a Certified Public Accountant in the US. Ms. Wang is fluent in Mandarin and English.

Commenting on Ms. Wang’s appointment, Acorn’s Executive Chairman Robert Roche said, "We are pleased to enhance our board with the addition of Ms. Wang, a proven business leader and finance professional at large multinational companies operating in Asia. Her experience in business and corporate governance best practices will be invaluable to Acorn as we move forward with our plans to rebuild our business.”

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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